

SEC
Mail Processing
Section

FEB 29 2012 SEC

Washington, DC
121



12014952

ISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER

8-67149

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____January 1, 2011_____ AND ENDING _____December 31, 2011_____
                                              MM/DD/YY   MM/DD/YR

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wilmington Capital Securities, LLC
                        (A Limited Liability Company)

OFFICIAL USE ONLY

FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Old Country Road, Suite 200
_____
                    (No. and Street)

Garden City _____ NY _____ 11530 _____
        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jay Lipner   516-487-4070
_____
                                              (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

Lipner, Sofferman & Co., LLP
_____
                    (Name – *if individual, state, last, first, middle name*)

125 Jericho Turnpike, Suite 402   Jericho   NY   11753
        (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)   *Potential persons who are to respond to the collection of information
                        contained in this form are not required to respond unless this form displays
                        a currently valid OMB control number.*

-1-

OATH OR AFFIRMATION

I, John Mikes , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wilmington Capital Securities, LLC (A Limited Liability Company) , as of December 31, 2011 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Signature _____ 1/28|2012

_____ PRESIDENT
Title

_____
Notary Public

This report** contains (check all applicable boxes):

X (a) Facing page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Cash Flows.
X (e) Statement of Changes in Member's Equity or Sole Proprietor's Capital.
   (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital.
   (h) Computation of Determination for Reserve Requirements Pursuant to Rule 15c3-3.
   (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
X (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with focus report.
X (l) An Oath or Affirmation.
X (m) A copy of the SIPC Supplemental Report.
   (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
X (o) Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5.

-2-

WILMINGTON CAPITAL SECURITIES, LLC

(A LIMITED LIABILITY COMPANY)

FINANCIAL STATEMENTS

DECEMBER 31, 2011

 LIPNER, SOFFERMAN & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

WILMINGTON CAPITAL SECURITIES, LLC

(A LIMITED LIABILITY COMPANY)

FINANCIAL STATEMENTS

DECEMBER 31, 2011

WILMINGTON CAPITAL SECURITIES, LLC

(A LIMITED LIABILITY COMPANY)

INDEX TO FINANCIAL STATEMENTS

DECEMBER 31, 2011

LS LIPNER, SOFFERMAN & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS



LIPNER, SOFFERMAN & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

125 JERICHO TURNPIKE, SUITE 402, JERICHO, NEW YORK 11753

(516) 487-4070 • FAX (516) 773-4289 • www.lipnersofferman.com

MEMBERS
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
NEW YORK STATE SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

Wilmington Capital Securities, LLC
(A Limited Liability Company)
600 Old Country Road, Suite 200
Garden City, NY 11530

We have audited the accompanying statement of financial condition of Wilmington Capital Securities, LLC (A Limited Liability Company) as of December 31, 2011, and the related statements of income, changes in member's equity, cash flows, and the statement of 15c3-1 net capital computation for the year then ended that you are filing pursuant to 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wilmington Capital Securities, LLC (A Limited Liability Company) at December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lipner, Sofferman + Co., LLP

Jericho, NY
February 26, 2012

WILMINGTON CAPITAL SECURITIES, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

ASSETS

Current assets:	
Cash	$ 87,832
Due from clearing broker	92,300
Deposit with clearing broker	140,000
Securities owned, at market value	5,618
Other receivables	11,600
Total current assets	337,350
Other asset:	
Non-marketable securities, at market value	51,554
Convertible note receivable	52,990
Prepaid expenses	8,648
Security deposit	13,251
Total other assets	126,443
Total Assets	$463,793

LIABILITIES AND MEMBER'S EQUITY

Current liabilities:	
Accrued expenses	$ 71,796
Total current liabilities	71,796
Member's equity	391,997
Total liabilities and member's equity	$463,793

See accountants' report and notes to financial statements.

-4-



WILMINGTON CAPITAL SECURITIES, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2011

Income:	
Commissions	$ 1,479,358
Private placement income	1,270,422
Other income	73,875
	2,823,655
Expenses:	
Payroll and related expenses	980,370
Commission expense	1,278,944
Rent	103,936
Clearance charges	80,663
Travel	13,586
Employee benefits	93,637
Professional and consulting fees	40,974
Computer expense	51,776
Office expense	20,992
Insurance	4,952
Dues and fees	62,594
Quotes and research	19,218
Telephone	16,150
Other	17,067
	2,784,859
Net income	$ 38,796

See accountants' report and notes to financial statements.



LIPNER, SOFFERMAN & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

WILMINGTON CAPITAL SECURITIES, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF CHANGES IN MEMBER'S EQUITY

YEAR ENDED DECEMBER 31, 2011

Balance, January 1, 2011	$383,201
Less: Distributions to member	(30,000)
Add: net income	38,796
Balance, December 31, 2011	$391,997

See accountants' report and notes to financial statements.

LS LIPNER, SOFFERMAN & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

WILMINGTON CAPITAL SECURITIES, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2011

Cash flows from operating activities:		
Net income		$ 38,796
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Decrease in due from clearing broker	$ 17,638	
Increase in securities owned, at market value	(3,736)	
Increase in other receivables	(10,000)	
Increase in non-marketable securities, at market value	(51,554)	
Increase in convertible note receivable	(21,350)	
Decrease in prepaid expenses	15,533	
Decrease in accrued expenses	(11,384)	
Total adjustments		(64,853)
Net cash (used) by operating activities		(26,057)
Cash flows from investing activities:		
Increase in security deposit	(5,872)	
Net cash (used) by investing activities		(5,872)
Cash flows from financing activities:		
Distributions to member	(30,000)	
Net cash (used) by financing activities		(30,000)
Net decrease in cash and cash equivalents		(61,929)
Cash and cash equivalents, beginning		149,761
Cash and cash equivalents, ending		$ 87,832
Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Income tax paid during year		$ 9,890
Interest paid during year		$ --

See accountants' report and notes to financial statements.

-7-



LIPNER, SOFFERMAN & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

WILMINGTON CAPITAL SECURITIES, LLC

(A LIMITED LIABILITY COMPANY)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011

1.   Statement of Significant Accounting Policies:

Organization:

Wilmington Capital Securities, LLC (A Limited Liability Company) (the Company), was organized under the laws of the State of New York in 2004 as GHS Capital Management, LLC and was registered as a broker-dealer in June 2005 under the Securities Exchange Act of 1934, as amended. The Company is approved to sell corporate equity securities, corporate debt securities, U.S. government securities, municipal securities, mutual funds, variable annuities, put and call options and private placements of securities to public customers.

Concentration of Risk:

As of December 31, 2011, the Citibank bank statement indicated a balance of $98,566. Of this amount, $51,628 is held in a non-interest bearing account. All funds in a non-interest bearing transaction account are insured in full by the Federal Deposit Insurance Corporation (FDIC) from December 31, 2010 through December 31, 2012. This temporary unlimited coverage is in addition to, and separate from, the coverage of at least $250,000 available to depositors under the FDIC's general deposit insurance rules.

Balances held at the clearing broker are insured by the Securities Investor Protection Corporation subject to certain limitations.

The FASB issued guidance related to subsequent events, which was primarily codified into FASB ASC 855, Subsequent Events. This guidance establishes general standards of accounting for the disclosure of events that occur after the date of the statement of financial condition but before financial statements are issued. In particular, the guidance sets forth: (1) the period after the date of the statement of financial condition during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; (2) the circumstances under which an entity should recognize events or transactions occurring after the date of the statement of financial condition in its financial statements; and (3) the disclosures that an entity should make about events or transactions that occurred after the date of the statement of financial condition.

FASB ASC 855 is effective for interim or annual periods ending after June 15, 2009, and is to be applied prospectively. The Company adopted FASB ASC 855 as of December 31, 2009. The Company has evaluated all events or transactions that occurred after December 31, 2011, up through the date that the financial statements were available to be issued on February 26, 2012.

Security Transactions:

Securities transactions and the related commission revenue and expenses are recorded on a trade date basis.

Cash and Cash Equivalents:

Cash equivalents are limited to short term, highly liquid investments that are both readily convertible to known amounts of cash and of an original maturity of three months or less.



WILMINGTON CAPITAL SECURITIES, LLC

(A LIMITED LIABILITY COMPANY)

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2011

1. ## Statement of Significant Accounting Policies (continued):

Leases:

In March 2007, the Company entered into a lease agreement with Shelvin Plaza Associates, LLC, which is due to expire on February 29, 2012. This lease was amended on December 12, 2011 to extend the lease period through February 28, 2017. The monthly rent payments will be $7,057 through February 2012, $5,429 through February 2013, $5,646 through February 2014, $5,872 through February 2015, $6107 through February 2016, and $6,351 through February 2017. Future minimum lease payments are as follows:

Year Ended December 31,	
2012	$ 70,419
2013	69,336
2014	72,030
2015	74,831
2016	77,745
2017	14,720
	$364,361

Valuation of Investments in Securities and Securities at Fair Value - Definition and Hierarchy

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. In accordance with GAAP, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

> Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

> Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

> Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.



LIPNER, SOFFERMAN & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

WILMINGTON CAPITAL SECURITIES, LLC

(A LIMITED LIABILITY COMPANY)

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2011

1. **Statement of Significant Accounting Policies(continued):**

   Valuation of Investments in Securities and Securities at Fair Value - Definition and Hierarchy

   The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

   Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

   Income Taxes:

   The Company has elected to be taxed as a corporation and is part of a group that files a consolidated Federal income tax return with its parent company, Wilmington Capital Group Inc., but files separately for state purposes. For Federal purposes, income taxes are provided for "as if" the Company files a separate tax return. The income tax provision as of December 31, 2011 was $11,100, calculated at current Federal and State tax rates.

   Use of Estimates:

   Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

2. **Clearing Deposit:**

   The company is required to maintain a security deposit of $140,000 with RBC Dain Correspondent Services. The company was in compliance at December 31, 2011.

LS LIPNER, SOFFERMAN & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

WILMINGTON CAPITAL SECURITIES, LLC

(A LIMITED LIABILITY COMPANY)

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2011

3. Net Capital Requirements:

Wilmington Capital Securities, LLC (A Limited Liability Company) is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (the rule of the New York Stock Exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1). At December 31, 2011, Wilmington Capital Securities, LLC (A Limited Liability Company) had net capital of $253,509 after adjustments for non-allowable assets, which was $153,509 in excess of its required net capital. Wilmington Capital Securities, LLC (A Limited Liability Company)'s net capital ratio was .2991 to 1.

4. Commitments and Contingencies:

The company had no significant contingent liabilities requiring disclosure in the financial statements.

5. Fair Value Measurements of Securities:

The following are the major categories of assets measured at fair value on a recurring basis at December 31, 2011, using quoted prices in active markets for identical assets (Level 1); significant other observable inputs (Level 2); and significant unobservable inputs (Level 3).

		Fair Value Measurements at December 31, 2011 using		
Description	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Non-marketable securities, at market value	$51,554	$ —	$ —	$51,554
Securities owned, at market value	$5,618	$5,618	$ —	$ —

6. Financial Instruments with Off-Balance Sheet Credit Risk:

As a securities broker, the company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers and other financial institutions. The company introduces these transactions for clearance to other broker/dealers on a fully disclosed basis.



LIPNER, SOFFERMAN & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

6.   Financial Instruments with Off-Balance Sheet Credit Risk (continued):

The company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to satisfy their obligations to the company and the company's ability to liquidate the collateral at an amount equal to the original contracted amount.   The agreement between the company and its clearing brokers provides that the company is obligated to assume any exposure related to such non-performance by its customers. The company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing brokers internal guidelines.   The company monitors its customers' activity by reviewing information it receives from its clearing brokers on a daily basis, and requiring customers to deposit additional collateral, or reduce positions when necessary.

7.   Non-marketable securities, at market value:

The investment in non-marketable securities represents warrants received by the company earned in various private placements deals that the company was involved in. These warrants were valued at the time of issue less certain discounts and adjusted to their market value at December 31, 2011. The discounts varied depending upon the level of restrictions and holding periods of each warrant. The value of the warrants at the time of issue was recorded as underwriting income in the financial statements.

LS LIPNER, SOFFERMAN & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

SUPPLEMENTARY INFORMATION

WILMINGTON CAPITAL SECURITIES, LLC

(A LIMITED LIABILITY COMPANY)

COMPUTATION OF NET CAPITAL UNDER S.E.C. RULE 15c3-1

DECEMBER 31, 2011

Computation of net capital

Member's equity	$ 391,997
Less: Non-allowable assets:	
Due from clearing broker - unsecured	72
Other receivables	11,600
Non-marketable securities, at market value	51,554
Convertible note receivable	52,990
Prepaid expenses	8,648
Security deposit	13,251
	(138,115)
Net capital before haircuts	253,882
Less: haircuts	(373)
Total net capital	$253,509

Computation of basic net capital requirement

Minimum net capital requirements - the greater of $100,000 or 6-2/3% of aggregate indebtedness	$ 100,000
Excess net capital	$ 153,509

Computation of aggregate indebtedness

Total A.I. liabilities	$ 75,834
Percentage of aggregate indebtedness to net capital	29.91%

Reconciliation with Company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2011)	
Net capital as reported in Company's Part IIA unaudited focus report	$ 250,538
Audit adjustments	2,971
Net capital, per above	$ 253,509

-13-

WILMINGTON CAPITAL SECURITIES, LLC

(A LIMITED LIABILITY COMPANY)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

AND INFORMATION RELATING TO POSSESSION AND CONTROL

REQUIREMENTS UNDER RULE 15c3-3 OF THE

SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2011

The Company is exempt from Securities Exchange Commission ("SEC") Rule 15c3-3 pursuant to the exemptive provisions of sub-paragraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

-14-

LS

LIPNER, SOFFERMAN & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

125 JERICHO TURNPIKE, SUITE 402, JERICHO. NEW YORK 11753

(516) 487-4070 • FAX (516) 773-4289 • www.lipnersofferman.com

MEMBERS
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
NEW YORK STATE SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS'

REPORT ON INTERNAL CONTROL STRUCTURE

REQUIRED BY SEC RULE 17a-5

Wilmington Capital Securities, LLC
(A Limited Liability Company)
600 Old Country Road, Suite 200
Garden City, NY 11530

In planning and performing our audit of the financial statements of Wilmington Capital Securities, LLC (A Limited Liability Company) for the year ended December 31, 2011, we considered the internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Wilmington Capital Securities, LLC that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-12 (2) in complying with the requirements for prompt payment of securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3 because the company does not carry security accounts for customers or perform custodial functions relating to customer securities.

Wilmington Capital Securities, LLC (A Limited Liability Company) is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by Wilmington Capital Securities, LLC (A Limited Liability Company) are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives.

Two of the objectives of an internal control structure and the practices and procedures are to provide the company with reasonable, but not absolute, assurance that assets for which it has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with its authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph. The above should be considered with the fact that the company is owned by one individual and does not maintain a separate office staff.

-15-

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, no facts came to our attention indicating that the company was not in compliance with such conditions during the period from January 1, 2011 through December 31, 2011.

This report is intended solely for the use of Wilmington Capital Securities, LLC (A Limited Liability Company), the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Lipner, Sofferman + Co., LLP

LIPNER, SOFFERMAN & CO., LLP

Jericho, NY
February 26, 2012

LS LIPNER, SOFFERMAN & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS



LIPNER, SOFFERMAN & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

125 JERICHO TURNPIKE, SUITE 402, JERICHO, NEW YORK 11753

(516) 487-4070 • FAX (516) 773-4289 • www.lipnersofferman.com

MEMBERS
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
NEW YORK STATE SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

<u>WILMINGTON CAPITAL SECURITIES, LLC</u>

<u>(A LIMITED LIABILITY COMPANY)</u>

<u>INDEPENDENT AUDITORS' REPORT ON APPLYING AGREED-UPON</u>

<u>PROCEDURES RELATED TO THE SIPC ASSESSMENT RECONCILIATION</u>

<u>REQUIRED BY SEC RULE 17a-5</u>

To the Members of Wilmington Capital Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Wilmington Capital Securities, LLC ("the Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, and other designated examining authority or specific parties of report, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011 with the amounts reported in Form SIPC-7 for the year ended December 31, 2011 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Lipner, Sofferman & Co., LLP

LIPNER, SOFFERMAN & CO., LLP

Jericho, NY
February 26, 2012

LS LIPNER, SOFFERMAN & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

WILMINGTON CAPITAL SECURITIES, LLC

(A LIMITED LIABILITY COMPANY)

SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION

ASSESSMENTS AND PAYMENTS

FOR THE YEAR ENDED DECEMBER 31, 2011

SIPC Net Operating Revenues per General Assessment Reconciliation Form SIPC-7	**$ 1,194,267**
General Assessments at .0025	**$ 2,986**
Payment Remitted with Forms SIPC-6	**2,601**
Amount due With Form SIPC-7	**$ 385**

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